May 24, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 3720
Washington, D.C. 20549
Attn: Mr. Larry Spirgel, Assistant Director

Re:     Whirlpool Corporation
Form 10-K for the fiscal year ended December 31, 2011
Filed February 22, 2012
File No. 1-03932

Dear Mr. Spirgel:

As Executive Vice President and Chief Financial Officer of Whirlpool Corporation (“Whirlpool”), I am responding to the letter from the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (“Staff”) dated May 11, 2012, containing comments on the above-referenced filing. For your convenience, we have included in this letter each of the Staff's comments before providing our response to that comment. As noted in our responses below, all proposed revisions refer to Whirlpool's intended method of complying with the Staff's comments in Whirlpool's future filings with the Commission, if appropriate given the then current facts and circumstances.
Form 10-K for the fiscal year ended December 31, 2011

Comment No. 1: Liquidity and Capital Resources, page F-8
We note from your disclosures in Note 11 on page F-38 that you currently have unremitted foreign subsidiary earnings of $3 billion. Tell us your consideration of providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries. In this regard, consider disclosing the amount of cash and investments that are currently held by your foreign subsidiaries and disclose the tax impact of repatriating the undistributed earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350. Please provide us with your revised disclosures in response to this comment.
In response to the Staff's comment, we respectfully provide the following supplemental information. As of December 31, 2011, Whirlpool had approximately $3 billion of unremitted foreign subsidiary earnings. As disclosed in footnote 11 to our consolidated financial statements, the undistributed earnings from our foreign subsidiaries have been invested indefinitely in those foreign jurisdictions. We believe it is not necessary to disclose the potential tax impact related to repatriating these earnings as Whirlpool currently has no need or intention in the foreseeable future to do so as is further discussed below.
As noted on page F-10 of our 2011 Form 10-K, the U.S. parent company had full access to credit facilities up to $1.725 billion. Further, Whirlpool has historically generated significant amounts of cash from U.S. operations. We believe that operating cash flow, together with access to sufficient sources of liquidity, will be adequate to meet our ongoing requirements to fund U.S. operations.
In addition, as of December 31, 2011, Whirlpool had $1.109 billion of cash and cash equivalents on hand, of which $941 million was held outside of the United States. After settling foreign legacy liabilities (as denoted in footnote 6 of our 2011 consolidated financial statements) and investing in these growing markets, we do not believe the remaining amount of cash held outside of the U.S. (or the tax impact related to repatriating this cash) is significant to an understanding of our liquidity.

For these reasons, we respectfully submit that we should not be required to disclose any impact to liquidity as a result of the potential repatriation of unremitted earnings of our foreign subsidiaries. If the amounts of cash held outside of the United States become significant to an understanding of our liquidity, we will disclose such amounts in future filings.
Comment No. 2: Liquidity and Capital Resources, page F-8
Please clarify in your disclosures why you believe it is not practicable to determine the amount of unrecognized deferred tax liability related to the $3 billion of unremitted earnings at December 31, 2011. Please provide us with your revised disclosure in response to this comment.
In response to the Staff's comment, we respectfully provide the following information. We have asserted under ASC 740-30-25-3 that we have overcome the presumption that $3 billion of unremitted earnings will be remitted to the parent company. We have concluded that no income taxes should be accrued since our foreign subsidiaries will indefinitely reinvest those earnings. As such, we are not required to accrue the deferred tax liabilities related to these unremitted earnings. It is not practicable to calculate the potential deferred tax liability as there is a significant amount of uncertainty, complexity, and judgment with respect to calculating the tax impact of the remittance of these earnings. A substantial portion of the $3 billion of unremitted earnings of our foreign subsidiaries has been reinvested into the business - and therefore cannot be repatriated. Accordingly, estimating the deferred tax liability would require that we determine the local income tax consequence of hypothetical transactions to divest or otherwise monetize foreign assets, which would involve significant judgment as to which assets to divest, the structure of the hypothetical transactions and the potential value of the divested assets. Significant complexity and judgment would be required to analyze local withholding tax and other indirect tax consequences that may arise due to the distribution of these earnings. Dividends received from our foreign subsidiaries would bring additional foreign tax credits which could reduce the U.S. tax cost of the dividend.
We respectfully submit that these reasons make it impracticable to accurately calculate the amount of deferred tax liabilities related to the undistributed foreign earnings, particularly in light of the fact that we have no intention of remitting these unremitted foreign earnings. We refer you to our disclosure regarding unremitted earnings in footnote 11 on page F-39 in our 2011 Form 10-K. We will include in future filings the following revision to this sentence in footnote 11:
“It is not practicable to estimate the amount of the deferred tax liability associated with these unremitted earnings due to the complexity of its hypothetical calculation.”

Comment No. 3: Notes to Financial Statements
We note from your disclosures on page four, that you have been notified by state and federal environmental agencies of possible involvement in “Superfund” sites in the United States and that you do not presently anticipate any material adverse effect upon your earnings of financial condition arising out of the resolution of these matters. Please tell us about the nature of these sites and any other environmental remediation obligations you have and how you evaluated the accounting and disclosure requirements of ASC 450-20 and SAB Topic 5Y for loss contingencies.

As of December 31, 2011, we had been notified of our possible involvement in eight sites listed on the National Priority List “Superfund sites” in the United States. These sites are all third party landfills and waste disposal sites, where we have been identified, along with other companies, as a potentially responsible party “PRP”. These sites are in various phases from investigation to remediation to operation and maintenance.

We follow a robust process to evaluate these sites and all other environmental remediation obligations to ensure compliance with the requirements of ASC 450-20 and SAB Topic 5Y. We record a liability when an environmental matter becomes probable and the costs can be reasonably estimated. Once a liability has been recorded, our process includes utilizing a third party environmental consultant to perform an annual assessment of the site to determine whether any adjustments to the liability are necessary. In addition, meetings are held on a quarterly basis with Whirlpool management, including corporate and regional accounting and environmental, health, and safety representatives, to evaluate the status of remediation efforts at each site and to determine whether any adjustments to the liability are deemed necessary. At December 31, 2011, our reserves for environmental remediation obligations were estimated to be less than 0.2% of total liabilities. These accruals were recorded within other current and noncurrent liabilities in our consolidated balance sheet and the amount was deemed immaterial for financial statement disclosure.

We respectfully submit that our current disclosure on page 4 of our 2011 Form 10-K is sufficient, where we state that efforts to comply with environmental laws and regulations did not have a material effect on capital expenditures, earnings or our competitive position in 2011, nor is it expected to be material in 2012.

Comment No. 4: Notes to Financial Statements
We note that your principal manufacturing operations were carried on at 35 locations in 12 countries worldwide. Please tell us how you evaluated the accounting and disclosure requirements of ASC 410 relating to asset retirement obligations.

In response to the Staff's comment, we respectfully provide the following supplemental information. We have 35 principal manufacturing locations, of which 25 locations are owned by us and 10 locations are leased from third-parties. For the 25 company-owned locations, asset retirement obligations are primarily related to environmental matters, which are addressed by the same process outlined in our response to Comment No. 3. Three of the 10 leased locations have asset retirement obligations which primarily relate to the landlord's option to require us to remove leasehold improvements made to the property. We evaluate asset retirement obligations at lease inception and, if material, follow the accounting requirements of ASC 410. We monitor our leases on a regular basis and each of our manufacturing locations is required to be evaluated for environmental, health, and safety compliance no less than once every three years. If a material change occurs subsequent to initial assessment, we address the impact in the period incurred.

Our estimated exposure to asset retirement obligations was nominal and not deemed material for disclosure in our consolidated financial statements as of December 31, 2011.

I trust that the foregoing has been responsive to the Staff's comments. All inquiries, questions, comments, notices and orders with respect to this letter, should be directed to the undersigned at (269) 923-4678, via facsimile at (269) 923-3582, or via email at Larry_M_Venturelli@Whirlpool.com.

In connection with responding to the Staff's comments, and as requested by the Staff, we acknowledge the following:

•	Whirlpool is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Whirlpool may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ LARRY M. VENTURELLI
Larry M. Venturelli
Executive Vice President and Chief Financial Officer

cc: Terry French, Division of Corporation Finance Kirsten J. Hewitt, Whirlpool Corporation Bob Pillion, Ernst & Young LLP